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                                                               Exhibit (a)(1)(b)


FROM:     Greg Reyes
SUBJECT:  Stock Option Exchange Program
DATE:     December 9, 2002

Brocadians -

Today, I am happy to announce that we are offering you the opportunity to participate in an employee Stock Option Exchange Program. Stock options are a valuable motivation and retention tool and, as such, help to align employee and stockholder interests. Many of the currently outstanding stock options held by our employees are "underwater", which means that the per share exercise prices of the stock options are greater than the current market price of our common stock. As a result, the Board of Directors has approved a Stock Option Exchange Program, which is structured to help assure that employees are appropriately incented to continue to grow our business and meet our objectives.

The Stock Option Exchange Program will allow you to exchange certain underwater stock options for new stock options. These new stock options will be granted on the first business day that is six months and one day after the exchanged stock options are cancelled. The price of these new options will be equal to the closing price of our common stock on the new option grant date.

Below is a summary of some aspects of the Stock Option Exchange Program.

      Eligible Options: All outstanding options with exercise prices equal to or greater than $12.00 per share are eligible for exchange. If you participate in this offer, you must exchange (i) all of your outstanding options with exercise prices equal to or greater than $12.00 per share and
      (ii) all options granted on or after June 8, 2002, regardless of exercise price.

      Exchange Ratio: The number of new stock options you will be granted will be determined according to the grant date of the exchanged stock options they will be replacing.

      - Exchanged options granted on or before March 15, 2000 will be replaced with new options at an exchange ratio of one (1) new option for every three (3) exchanged options.

      - Exchanged options granted after March 15, 2000 and before April 17, 2001, and options granted on April 17, 2001 as part of our Supplemental Stock Program ("Supplemental Options"), will be replaced with new options at an exchange ratio of one (1) new option for every two (2) exchanged options.

      - Exchanged options granted after April 17, 2001, and options granted on April 17, 2001 other than Supplemental Options, will be replaced with new options at an exchange ratio of one (1) new option for every one (1) exchanged option.

      - If I elect to exchange any options, each exchanged option will be replaced with a new option at an exchange ratio of one (1) new option for every ten (10) exchanged options.


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      Vesting: The new options will be subject to the same vesting schedule as the exchanged options, subject to your continued employment on each relevant vesting date.

      Exercise Price of the New Options: The exercise price of the new options will be the fair market value on the date of grant, which will generally be equal to the closing price of Brocade common stock on the Nasdaq National Market on the new option grant date. However, the exercise price of the new options granted to Brocade's officers will not be less than 110% of the average closing price of our common stock during the offer period. Since the new option grant date is in the future, we cannot predict the exercise price of the new options.

SEC regulations require that we have an offer period that gives you at least 20 business days to decide whether to participate in the Stock Option Exchange Program. At the end of the 20 business days, we will close the offer period and the exchanged options that are accepted for inclusion in the Stock Option Exchange Program will be cancelled. Accounting regulations require us to wait a minimum of six months and one day from the cancellation date before we grant the new options. We expect the offer period to close on January 8, 2003 and the exchanged options to be cancelled on January 9, 2003. Accordingly, we expect to grant new options on July 10, 2003. Please note that the dates may change if we choose to extend the offer period. You must be an employee of Brocade continuously until the date we grant the new options in order to receive new options.

Each new option granted under the Stock Option Exchange Program generally may not be exercised until six months following the date of grant of these new options. This six-month period will expire early in certain cases if your employment with Brocade terminates. If the offer is not extended, this six-month period will expire on January 10, 2004.

The Stock Option Exchange Program is being made under the terms and subject to the conditions of an Offer to Exchange and the related Election Form and Withdrawal Form, which are available on our intranet site at http://emp.brocade.com/ and in the SEC filing which can be accessed on the SEC's web site at www.sec.gov. You should carefully read all of these documents before you decide whether to participate in the offer.

We have attempted to anticipate many of the questions you may have regarding the terms of the Stock Option Exchange Program and have included some frequently asked questions as part of the Offer to Exchange, which you may view or download from the two web sites identified above. We are also making available on our intranet site a "calculator" that you can use to run various "what if" scenarios to see how the Stock Option Exchange Program may affect you. We will distribute to you a summary of your outstanding stock options by internal mail.

Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Stock Option Exchange Program. If you choose not to participate, you will retain your current options under their current terms and conditions.

To participate in the Stock Option Exchange Program, you must properly complete and sign the Election Form and return it to Elizabeth Moore before the offer expires at 5:00 p.m., Pacific time, on


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January 8, 2003 by facsimile at 408.333.5900 or by hand at office SJ6-2D12. If
Elizabeth Moore has not received your properly completed and signed Election Form before the offer expires, you will have rejected this offer and you will keep your current options. These forms are included in the Offer to Exchange, which is available on our intranet site listed above or outside Elizabeth Moore's office.

Please carefully read all of the offer documents. This letter is an introduction to the offer, but does not detail all the terms and conditions that apply. Please direct any questions you may have to stockex@brocade.com.

NOTE: The 2003 Human Resources Kickoff Meetings scheduled during the weeks of December 9th and 16th will address the Stock Option Exchange Program. Please plan to attend one of these informative sessions.


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